SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Comtech Telecommunications Corp.
(Name of Issuer)

Common stock, par value $0.10 per share
(Title of Class of Securities)

205826209
(CUSIP Number)

Mark R. Quinlan
c/o White Hat Capital Partners LP
520 Madison Avenue, 33rd Floor
New York, New York 10022
(212) 257-5940

With a copy to:

Eleazer Klein, Esq.
Clara Zylberg, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 205826209	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON White Hat Strategic Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

3,160,246 shares of Common Stock (including 2,912,607 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock (as defined in Item 4 below))*

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,160,246 shares of Common Stock (including 2,912,607 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,160,246 shares of Common Stock (including 2,912,607 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of shares of Series B Convertible Preferred Stock reported herein is subject to the Blocker (as defined in Item 4 below) and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to restrictions set forth in the Voting Agreement (as defined and as described in Item 4).

CUSIP No. 205826209	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON White Hat SP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,160,246 shares of Common Stock (including 2,912,607 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,160,246 shares of Common Stock (including 2,912,607 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,160,246 shares of Common Stock (including 2,912,607 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON OO

*The conversion of shares of Series B Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON White Hat Strategic Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 855,075 shares of Common Stock (including 755,075 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 855,075 shares of Common Stock (including 755,075 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 855,075 shares of Common Stock (including 755,075 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
14	TYPE OF REPORTING PERSON PN

* The conversion of the shares of Series B Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON White Hat SP GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 855,075 shares of Common Stock (including 755,075 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 855,075 shares of Common Stock (including 755,075 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 855,075 shares of Common Stock (including 755,075 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
14	TYPE OF REPORTING PERSON OO

* The conversion of the shares of Series B Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON White Hat Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of shares of Series B Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON David J. Chanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

*The conversion of shares of Series B Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Mark R. Quinlan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,627 shares of Common Stock (see Item 6)
	8	SHARED VOTING POWER 4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER 27,627 shares of Common Stock (see Item 6)
	10	SHARED DISPOSITIVE POWER 4,015,321 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

4,042,948 shares of Common Stock (including 3,667,682 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock)* (see Item 6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

*The conversion of shares of Series B Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D	Page 9 of 18 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.10 per share (the "Common Stock") of Comtech Telecommunications Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 68 South Service Road, Suite 230, Melville, New York 11747.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	White Hat Strategic Partners LP, a Delaware limited partnership ("WHSP"), with respect to the shares of Common Stock and the shares of Common Stock issuable upon conversion of the shares of Series B Convertible Preferred Stock held by it;

(ii)	White Hat SP GP LLC, a Delaware limited liability company ("WHSPGP"), with respect to the shares of Common Stock and the shares of Common Stock issuable upon conversion of the shares of Series B Convertible Preferred Stock held by WHSP;

(iii)	White Hat Strategic Partners II LP, a Delaware limited partnership ("WHSPII" and together with WHSP, the “White Hat Funds”), with respect to the shares of Common Stock and the shares of Common Stock issuable upon conversion of the shares of Series B Convertible Preferred Stock held by it;

(iv)	White Hat SP GP II LLC, a Delaware limited liability company ("WHSPGPII"), with respect to the shares of Common Stock and the shares of Common Stock issuable upon conversion of the shares of Series B Convertible Preferred Stock held by WHSPII;

(v)	White Hat Capital Partners LP, a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock and the shares of Common Stock issuable upon conversion of the shares of Series B Convertible Preferred Stock held by the White Hat Funds;

(vi)	Mr. David J. Chanley (“Mr. Chanley”), as co-Managing Member of White Hat Capital Partners GP LLC, a Delaware limited liability company and general partner of the Investment Manager (the “IMGP”), with respect to the shares of Common Stock and the shares of Common Stock issuable upon conversion of the shares of Series B Convertible Preferred Stock held by the White Hat Funds; and

CUSIP No. 205826209	SCHEDULE 13D	Page 10 of 18 Pages

(vii)

Mr. Mark R. Quinlan (“Mr. Quinlan”), as co-Managing Member of the IMGP, with respect to the shares of Common Stock, the shares of Common Stock issuable upon conversion of the shares of Series B Convertible Preferred Stock held by the White Hat Funds and the shares of Common Stock issuable upon vesting of restricted stock units held by him;

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o White Capital Partners LP, 520 Madison Avenue, 33rd Floor, New York, New York 10022.

(c)	The principal business of each of the White Hat Funds is to invest in securities. The principal business of the Investment Manager is the management of the affairs of the White Hat Funds and other funds under its management. The principal business of Mr. Chanley and Mr. Quinlan is to invest for funds under their management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i)	WHSP – a Delaware limited partnership

	(ii)	WHSPGP – a Delaware limited liability company

	(iii)	WHSPII – a Delaware limited partnership

	(iv)	WHSPGPII – a Delaware limited liability company

	(v)	Investment Manager - a Delaware limited partnership

CUSIP No. 205826209	SCHEDULE 13D	Page 11 of 18 Pages

(vi)	Mr. Chanley – United States

(vii)	Mr. Quinlan – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

WHSP acquired 23,144.24 shares of Series B Convertible Preferred Stock (as defined in Item 4) reported herein by surrendering to the Issuer 20,000 shares of the Issuer’s Series A-1 Convertible Preferred Stock, par value $0.10 per shares (the “Series A-1 Convertible Preferred Stock”) for cancellation. WHSPII used a total of $6.0 million to acquire 6,000 shares of Series B Convertible Preferred Stock reported herein. The White Hat Funds (i) acquired 160.54 shares of Series B Preferred Stock as Additional Shares (as defined and described in the Subscription and Exchange Agreement (as defined in Item 4)) and (ii) paid a total of approximately $5,589,894 to purchase the 347,639 shares of Common Stock reported herein. The source of the funds used by the White Hat Funds to acquire the 6,000 Exchange Shares and the shares of Common Stock reported herein was the working capital of the White Hat Funds.

Item 4.	PURPOSE OF TRANSACTION

On January 22, 2024, the White Hat Funds entered into a Subscription and Exchange Agreement (the “Subscription and Exchange Agreement”) with the Issuer and the other investors listed on the signature pages attached thereto (each of the White Hat Funds and such other parties, an “Investor” and collectively, the “Investors”) pursuant to which (i) the Issuer issued and sold to WHSPII 6,000 shares of a new series of the Issuer Series B Convertible Preferred Stock, par value $0.10 per share, titled the “Series B Convertible Preferred Stock” (the “Series B Convertible Preferred Stock”), for an aggregate purchase price of $6,000,000, or $1,000 per share, (ii) WHSP exchanged 20,000 shares of Series A-1 Convertible Preferred Stock for 23,144.24 shares of Series B Convertible Preferred Stock and (iii) issued to the White Hat Funds 160.54 shares of Series B Convertible Preferred Stock in the aggregate as Additional Shares. The transactions contemplated by the Subscription and Exchange Agreement closed on January 22, 2024 (the “Closing Date”).

The Series B Convertible Preferred Stock are convertible into shares of Common Stock at the option of the holders thereof at any time. At any time after July 22, 2027, the Issuer has the right to mandatorily convert the Series B Convertible Preferred Stock, subject to certain restrictions based on the price of the Common Stock in the preceding thirty (30) trading days. The initial conversion price for the Series B Preferred Stock is $7.99, subject to certain adjustments set forth in the Certificate of Designations (as adjusted, the “Conversion Price”). Each White Hat Fund’s ability to convert the Series B Convertible Preferred Stock is subject to a blocker provision (the “Blocker”) that will prohibit any White Hat Fund and any Attribution Parties (as defined in the Certificate of Designations) from beneficially owning more than 9.99% of the outstanding Common Stock at any time, determined in accordance with rules promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 205826209	SCHEDULE 13D	Page 12 of 18 Pages

Subject to the Voting Agreement (as defined below), holders of the Series B Convertible Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of the Series B Convertible Preferred Stock will be entitled to a separate class vote with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the Series B Convertible Preferred Stock, authorizations or issuances of securities of the Issuer (other than the issuance of up $50,000,000 of shares of Common Stock), the payment of dividends, related party transactions, repurchases or redemptions of securities of the Issuer, dispositions of businesses or assets, the incurrence of indebtedness and certain amendments to the Issuer’s Third Amended and Restated Credit Agreement, dated as of November 7, 2023, by and among the Issuer and the lenders party thereto (the “Credit Agreement”), in each case, subject to the exceptions and qualifications set forth in the Certificate of Designations.

Each Holder has the right to require the Issuer to repurchase such Holder’s Series B Convertible Preferred Stock either (a) on or after October 31, 2028 or (b) upon the consummation of an Asset Sale Trigger (as defined in the Certificate of Designations) meeting certain criteria, in either case, at a price and on the terms set forth in the Certificate of Designations. The Issuer will have the right to repurchase all, or less than all, of the shares of Series B Convertible Preferred Stock upon the consummation of an Asset Sale Trigger meeting the same criteria, at a price and on the terms set forth in the Certificate of Designations. Upon the occurrence of such a repurchase by the Issuer, the Issuer will issue to each Investor whose shares of Series B Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (a “Warrant”) for a term of five years and six months from the issuance of such Warrant at an initial exercise price equal to the Conversion Price on the date of issuance of such Warrant, subject to certain adjustments, as further described in the Subscription and Exchange Agreement and the Form of Warrant. In addition, each Holder will have the right to cause the Issuer to repurchase its shares of Series B Convertible Preferred Stock in connection with a Change of Control (as defined in the Certificate of Designations), at a price and on the terms set forth in the Certificate of Designations.

CUSIP No. 205826209	SCHEDULE 13D	Page 13 of 18 Pages

For so long as the Holders (or their permitted transferees) own beneficially and of record an amount of Series B Convertible Preferred Stock with an aggregate Liquidation Preference (as defined in the Certificate of Designations) equal to at least $50,000,000 (including the Liquidation Preference of any shares of Series B Convertible Preferred Stock previously held that were subsequently converted into shares of Common Stock for so long as the Holders (or their permitted transferees) continue to own beneficially and of record such shares of Common Stock), the Holders representing at least a majority of the outstanding shares of Series B Convertible Preferred Stock then outstanding will have the right to nominate one person to serve on the Board of Directors of the Issuer (the “Board”). The initial nominee of the Investors is Mark R. Quinlan, a Reporting Person who currently serves on the Board and who has been serving as a director on the Board since January 3, 2022.

Until the earliest to occur of (a) January 22, 2025, with respect to the restriction on entering into any derivative or other convertible instruments, hedging contracts or other derivative securities or similar instruments related to the purchase or sale of Common Stock and/or price of shares of the Common Stock, and, otherwise, January 22, 2026, (b) the occurrence of a Bankruptcy Event (as defined in the Credit Agreement) and (c) certain Events of Default (as defined in the Credit Agreement), subject to the qualifications set forth in the Subscription and Exchange Agreement, the Investors are subject to certain standstill restrictions as set forth in the Subscription and Exchange Agreement.

Until the earlier of (a) January 22, 2025 and (b) termination of the standstill provisions (as described above), the Investors will be restricted from transferring the Series B Convertible Preferred Stock, subject to certain specified exceptions.

The White Hat Funds also entered into a Voting Agreement with the Issuer (the “Voting Agreement”), pursuant to which the White Hat Funds agreed, subject to the qualifications and exceptions set forth in the Voting Agreement, to vote their shares of Series B Convertible Preferred Stock or shares issued upon conversion of the Series B Convertible Preferred Stock that exceed 3.4999% of the Issuer’s outstanding voting power as of January 22, 2024 in the same proportion as the vote of all holders (excluding the Investors) of the Series B Convertible Preferred Stock or Common Stock, as applicable.

Also, in connection with the closing of the transaction contemplated by the Subscription and Exchange Agreement, the White Hat Funds entered into a Registration Rights Agreement with the Issuer and the other Investors, pursuant to which the Issuer granted the Investors certain customary registration rights with respect to the shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and upon exercise of the Warrants.

CUSIP No. 205826209	SCHEDULE 13D	Page 14 of 18 Pages

The foregoing descriptions of the Subscription and Exchange Agreement, Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entireties by reference to the full texts of the Subscription and Exchange Agreement, Certificate of Designations, Form of Warrant, Voting Agreement and Registration Rights Agreement. For further information regarding the Subscription and Exchange Agreement, Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement reference is made to the texts of the Subscription and Exchange Agreement, Certificate of Designations, Form of Warrant, Form of Voting Agreement and Registration Rights Agreement, which have been filed as Exhibit 99.1 hereto, Exhibit 3.1 and Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2024 and Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and incorporated by reference herein.

The Reporting Persons have engaged in, and, subject to the standstill restrictions set forth in the Subscription and Exchange Agreement, may continue to engage in, discussions with members of management and the Board, other shareholders, industry analysts, existing or potential strategic partners or competitors and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, operations and expenses, strategic alternatives and direction, management, Board and management composition and capital structure and allocation. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may include customary standstill provisions. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and subject to the standstill restrictions set forth in the Subscription and Exchange Agreement, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation; acquiring additional shares of Common Stock, Series B Convertible Preferred Stock and/or other equity, debt, notes, instruments or other securities of the Issuer or derivatives related thereto (collectively, the “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 205826209	SCHEDULE 13D	Page 15 of 18 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 28,472,972 shares of Common Stock outstanding as of January 22, 2024, as described in the Subscription and Exchange Agreement, and assumes the conversion of the shares of Series B Convertible Preferred Stock held by the White Hat Funds, subject to the Blocker.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Mr. Quinlan holds a total of 27,627 restricted stock units in consideration for his service on the Board. The restricted stock units will cliff vest on the first anniversary of the date of grant as long Mr. Quinlan continues to serve as a member of the Board through such date, and will be settled in shares of Common Stock. Shares of Common Stock corresponding to vested units will be delivered to Mr. Quinlan within 30 days of termination of directorship.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 99.4 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

CUSIP No. 205826209	SCHEDULE 13D	Page 16 of 18 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Subscription and Exchange Agreement, dated as of January 22, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on January 23, 2024).

Exhibit 99.2	Form of Voting Agreement (incorporated by reference to Exhibit 99.2 of the Issuer's Current Report on Form 8-K filed with the SEC on January 23, 2024).

Exhibit 99.3	Registration Rights Agreement, dated as of January 22, 2024 (incorporated by reference to Exhibit 99.3 of the Issuer's Current Report on Form 8-K filed with the SEC on January 23, 2024).

Exhibit 99.4	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 205826209	SCHEDULE 13D	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 23, 2024	/s/ Mark R. Quinlan
MARK R. Quinlan, (i) individually, (ii) as Managing Member of: (a) White Hat SP GP LLC, (x) for itself and (y) as General Partner of White Hat Strategic Partners LP, (b) White Hat SP GP II LLC, (x) for itself and (y) as General Partner of White Hat Strategic Partners II LP and (c) White Hat Capital Partners GP LLC, as General Partner of White Hat Capital Partners LP.

/s/ David J. Chanley
DAVID J. CHANLEY, individually

CUSIP No. 205826209	SCHEDULE 13D	Page 18 of 18 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: WHITE HAT SP GP LLC ("WHSPGP")

Mr. Chanley and Mr. Quinlan serve as the managing members of WHSPGP. Mr. Chanley and Mr. Quinlan are Reporting Persons.

REPORTING PERSON: WHITE HAT SP GP II LLC ("WHSPGPII")

Mr. Chanley and Mr. Quinlan serve as the managing members of WHSPGPII. Mr. Chanley and Mr. Quinlan are Reporting Persons.

REPORTING PERSON: WHITE HAT CAPITAL PARTNERS LP (THE "INVESTMENT MANAGER")

White Hat Capital Partners GP LLC (the "IMGP") serves as the general partner of the Investment Manager. Its business address is c/o White Capital Partners LP, 520 Madison Avenue, 33rd Floor, New York, New York 10022. Its principal occupation is serving as the general partner of the Investment Manager. IMGP is a Delaware limited liability company.

Mr. Chanley and Mr. Quinlan serve as the managing members of the IMGP. Mr. Chanley and Mr. Quinlan are Reporting Persons.

EXHIBIT 99.3

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 23, 2024	/s/ Mark R. Quinlan
MARK R. Quinlan, (i) individually, (ii) as Managing Member of: (a) White Hat SP GP LLC, (x) for itself and (y) as General Partner of White Hat Strategic Partners LP, (b) White Hat SP GP II LLC, (x) for itself and (y) as General Partner of White Hat Strategic Partners II LP and (c) White Hat Capital Partners GP LLC, as General Partner of White Hat Capital Partners LP.

/s/ David J. Chanley
DAVID J. CHANLEY, individually